19003279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
MAR 01 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Loughlin Investments LLC d/b/a/ LM&Co Capital**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street - 5th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Mundy — **973-994-9494 Ext - 176**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Co., LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Pkwy - Suite 290	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Broshek, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Loughlin Investments LLC d/b/a LM+Co Capital, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter Broshek
Signature

Chief Compliance Officer
Title

Subscribed and sworn to before me this 26th day of February 2019

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO. CAPITAL

CONTENTS

LOUGHLIN INVESTMENTS LLC
d/b/a LM + CO.CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 158,486
Prepaid expenses	13,343
TOTAL ASSETS	$ 171,829

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 1,844
TOTAL LIABILITIES	1,844
MEMBERS' EQUITY	169,985
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 171,829

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
d/b/a LM + CO. CAPITAL
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	
Commission revenue	$ 569,250
TOTAL REVENUES	569,250
EXPENSES	
Dues	4,644
Office	4,116
Insurance	18,950
Compliance	34,820
Payroll and related	394,673
Professional development	10,881
Professional fees	20,439
Rent	26,184
Taxes	850
Travel and entertainment	16,648
Telephone and internet	14,638
TOTAL EXPENSES	546,843
Net Income	$ 22,407

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
d/b/a lm + co. capital
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBERS' EQUITY, DECEMBER 31, 2017	$ 147,578
Net Income	22,407
MEMBERS' EQUITY, DECEMBER 31, 2018	$ 169,985

The accompanying footnotes are an integral part of these financial statements.

LOUGHLIN INVESTMENTS LLC
d/b/a lm + Co. capital
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 22,407
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(1,177)
Accounts Payable	(80)
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,150
NET INCREASE IN CASH	21,150
CASH BEGINNING OF PERIOD	137,336
CASH END OF PERIOD	$ 158,486
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
State and city income taxes paid	$ 850

The accompanying footnotes are an integral part of these financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

Loughlin Investments, LLC d/b/a LM + Co Capital (the "Company") was formed in 2004 in the state of Delaware. The Company is headquartered in New York, New York. On November 13, 2012, the Securities and Exchange Commission ("SEC") accepted the Company's application for registration as a broker or dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. In addition, on November 13, 2012, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is registered with the SEC and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions and other related services.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates

The presentation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company did not expect this guidance to have a material impact on its financial or regulatory capital. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, all amounts were immaterial

Organization and Summary of Significant Accounting Policies - Continued

Income Taxes

The Company is treated as a partnership for federal, state and local income tax purposes: therefore, the taxable income or loss from the Company's operations is allocated to the Company's members. The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2018, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no penalties or interest were incurred during the year ended December 31, 2018.

Note 2 - Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance if the minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $156,642 which exceeds its requirement by $151,642.

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the securities and Exchange Commission due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who do not hold funds for securities for, or owe money or securities to, customers from having to furnish the "computation of reserve requirements."

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2018.

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2018.

Note 3 - Concentrations of Credit Risk

For the year ended December 31, 2018, 1 customer made up 97% of the Company's annual revenues.

Note 4 - Related Party Transactions

Under the terms of an expense sharing agreement, certain expenses of the Company are paid by Loughlin Management Partners & Co. Inc., a related party through common ownership, on behalf of the Company. For the year ended December 31, 2018, expenses paid to this affiliate, related to the expense sharing agreement or to reimburse for other expenses as invoiced, amounted to approximately $493,638.

Note 5 - Subsequent Events

The Company has evaluated its subsequent events and transactions occurring after December 31, 2018 through February 20, 2019, the date the financial statements were available to be issued.

LOUGHLIN INVESTMENTS LLC
d/b/a LM + co. Capital
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL	
Total Members' Equity	$ 169,985
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	13,343
NET CAPITAL	156,642
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	5,000
EXCESS NET CAPITAL	$ 151,642
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 1,843
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0118 to 1

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2018.

LOUGHLIN INVESTMENTS LLC
D/B/A LM + CO. CAPITAL

Schedule II

Exemption Report
December 31, 2018

Loughlin Investment LLC d/b/a LM + Co. Capital ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2018 through December 31, 2018, without exception.

I, Peter Broshek, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Peter Broshek
Managing Member

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Loughlin Investments LLC
d/b/a LM + Co. Capital

We have audited the financial statements of Loughlin Investments LLC d/b/a LM + Co. Capital as of and for the year ended December 31, 2018, and have issued our report thereon dated February 20, 2019, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 12, has been subjected to audit procedures performed in conjunction with the audit of Loughlin Investments LLC d/b/a LM + Co. Capital's financial statements. The supplemental information is the responsibility of Loughlin Investments LLC d/b/a LM + Co. Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 20, 2019

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Loughlin Investments LLC
d/b/a LM + Co. Capital

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Loughlin Investments LLC d/b/a LM + Co. Capital as of December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively, referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Loughlin Investments LLC d/b/a LM + Co. Capital as of December 31, 2018, and the results of its operations and cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Loughlin Investments LLC d/b/a LM + Co. Capital's management. Our responsibility is to express an opinion on Loughlin Investments LLC d/b/a LM + Co. Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Loughlin Investments LLC d/b/a LM + Co. Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Loughlin Investments LLC d/b/a LM + Co. Capital's auditors since 2012.

Livingston, New Jersey
February 20, 2019

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Loughlin Investments LLC
d/b/a LM + Co. Capital

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Loughlin Investments LLC d/b/a LM + Co. Capital identified the following provisions of 17 C.F.R. §15c3-3(k) under which Loughlin Investments, LLC d/b/a LM + Co. Capital claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) ("exemption provisions"), and (2) Loughlin Investments LLC d/b/a LM + Co. Capital stated that Loughlin Investments, LLC d/b/a LM + Co. Capital met the identified exemption provisions throughout the most recent fiscal year without exception. Loughlin Investments, LLC d/b/a LM + Co. Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Loughlin Investments LLC d/b/a LM + Co. Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co. LLC

Certified Public Accountants

Livingston, New Jersey
February 20, 2019